Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

January 23, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER CLOSES PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) (the “Company”) is pleased to announce that it has closed a private placement offering (the “Offering”) of 5,125,000 units of the Company (“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000.

Each Unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders’ fees totaling $50,400 cash and has issued 169,050 finder’s warrants, which are also exercisable at $0.35 until January 22, 2010.

The financing proceeds will be used primarily for additional working capital at the Company’s 100% owned Guanajuato and Topia Mines in Mexico.

The Company advises shareholders that the apparent shortfall from the announced $2.7 million financing (GPR news release Dec. 10, 2008) is due to a timing issue. The intended principal investors in the originally-announced financing are establishing a new resource fund that was unable to complete its full registration in time to meet the Company’s closing of its financing. Once the establishment of this fund has been fully completed, Great Panther will revisit the Company’s needs for additional financing. The Company now has sufficient working capital to continue the profitable mining of its Guanajuato and Topia Mines.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.